Stoecklein Law Group, LLP
Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 29, 2012

Justin Dobbie
Legal Branch Chief
Securities and Exchange Comission.
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Giggles N Hugs, Inc.
Amendment No. 2 to Form 8-K
Filed May 3, 2012
File No. 000-53948

Dear Mr. Dobbie:

This correspondence is in response to your letter dated May 21, 2012 in reference to Giggles N Hugs, Inc.’s (the “Company”) filing of the Amendment No. 2 to Form 8-K filed on May 3, 2012.

We have keyed our responses to your comment items in their original numeric order.

Amendment No. 2 to Form 8-K filed May 3, 2012
Description of Business, page 3
Business Overview, page 3

1.
We note your response to our prior comment 1 and we reissue in part.  We note the references to “huge success,” “solidified our proof of concept,” and “proved our concept worked and was in demand” on page 3, high-profile actors and Joey Parsi entertainers that “have enjoyed the Giggles N Hugs experience,” “ideal location,” “spacious,” “delicious,” and “exclusive” on page 4, “appetizing” on page 13,“extremely popular” on page 17, and “gourmet” on pages 18 and 24.

Response: The Company has revised its disclosure to remove any marketing type language.

2.
We note the discussion of the Brentwood location and your characterization of that restaurant as a huge success.  Please revise this discussion to clarify that the financial results of the Brentwood location are not included in your financial statements.  Please also disclose the basis on which you determined that Brentwood was a huge success.

Response: The Company has revised its discussion to clarify that the financial results of the Brentwood location are not included in the Company’s financial statements.

3.
We note your response to our prior comment 4.  With a view to revised disclosure please explain to us what you mean by “rated amongst the best.”  Please also direct us to the Citysearch URL that shows the category “best family and kid-friendly restaurants.”

Response: Every year City Search asks the public to vote for the best of various categories and Giggles N Hugs has been rated the best of all family and/ or kid friendly restaurants in Los Angeles. Below is the Citysearch URL is:
http://losangeles.citysearch.com/bestof/2011/restaurants#{%22history%22:{%22filter%22:%22bocSubcategory.link.kid_friendly%22}}

4.	We note your response to our prior comment 7. Please revise the reference to your new play space being “double the size” of the original location, as this does not appear to be the case.

Response: The Company has deleted the reference “double the size.”

5.	We note your response to our prior comment 9. Please revise to clarify the last sentence in this section to state, if true, that you have not secured such financing.

Response: The Company revised the sentence as follows to clarify that financing has not been secured:

Giggles N Hugs plans on expanding throughout the country in the future if they are able to secure sufficient financing.

Our Restaurant Concept, page 4

6.	The disclosure regarding the square footage in your restaurant is inconsistent. Please revise accordingly.

Response: The Company revised its square footage disclosure to make it consistent.

Competition, page 6

7.
Please revise to reconcile the statements that you have “seen establishments that reflect direct competition to us suffer a lack of business and/or shut down” and that the major competitors in your immediate area are “so popular among children that they are booked for months in advance”.

Response: The Company revised its disclosure to delete the paragraph that includes the statement that the Company has “seen establishments that reflect direct competition to us suffer a lack of business and/or shut down”.

8.
We note your response to our prior comment 15.  Please provide us the basis for your statement that “the quality of the Giggles N Hugs brand and model has influenced and increased the expectations of parents” or please remove the statement from your filing.

Response: The Company revised its disclosure to delete the paragraph that includes the statement that “the quality of the Giggles N Hugs brand and model has influenced and increased the expectations of parents”.

Risk Factors, page 7
Trading in our common stock has been sporadic, page 12

9.	We note your response to our prior comment 21. Please revise to discuss that sporadic trading may make it difficult for investors to sell your stock.

Response: The Company has revised its disclosure to include that sporadic trading may make it difficult for investors to sell their stock.

Liquidity and Capital Resources, page 15

10.
We note your response to our prior comment 29.  Please revise to explain how you intend to obtain funding necessary to achieve your milestones.  In that regard, please address how long your current cash will last given your monthly burn rate and what plans you have to secure additional financing.

Response: The Company revised its disclosure as follows:

We anticipate that our current cash position can sustain us for at least four months. If our own financial resources and current cash-flows from operations are insufficient to satisfy our capital requirements to achieve our milestones, we anticipate obtaining additional financing to fund operations through common stock offerings, to the extent available, to augment our working capital. In the future we need to generate sufficient revenues in order to eliminate or reduce the need to sell additional stock. There can be no assurance we will be successful in raising the necessary funds to achieve our milestones.

11.	Please provide an estimate of the 2012 capital expenditures you are expecting to make in connection with the build out of your Topanga location.

Response: The Company added the following disclosure:

Throughout fiscal 2012 we estimate making approximately $500,000 in capital expenditures in connection with the build out of our Topanga location.

Operation Plan, page 16

12.
 We note your response to our prior comment 26, and we reissue in part.  We note that you have disclosed what steps you have taken so far.  However for each initiative please revise significantly to also provide a timeline including milestones and the costs you will face at each step along the way to expanding and growing your restaurants and increasing revenue related to that initiative. Please similarly revise the “Marketing and Advertising” section on page 5.  Please also discuss which initiatives in the Operation Plan will require additional capital.

Response: The Company has revised its disclosure in the operation plan section. As disclosed in the Marketing and Advertising section, to date, the Company’s marketing and advertising has been extremely limited as they have needed to conserve working capital for operational purposes. Primary marketing has been through word-of-mouth from existing customers and some limited print-based advertising.

Certain Relationships and Related Transactions, and Director Independence, page 21
Transactions with Related Persons, page 21

13.	Please revise to name “a stockholder” in the first paragraph.

Response: The Company revised its disclosure as follows:

During the year ended December 31, 2011, Joey Parsi, a member of Giggles N Hugs, LLC received net distributions from us in the total amount of $282,510. The distributions are not expected to be repaid and are considered to be a reduction to additional paid-in capital.

14.
We note your response to our prior comment 32, and we reissue the comment. Please revise to provide the information required by Item 404 of Regulation S-K regarding the loans to an entity that is owned and controlled by a director of the company as disclosed on page 7 of your Quarterly Report on Form 10-Q for the period ended September 30, 2011.  Additionally please file all related contracts as exhibits to the amended Form 8-K.

Response: The Company revised is disclosure to include the following:

During the nine months ended September 30, 2011, the Company loaned a total of $1,562,127 to Giggles N Hugs, LLC that is owned and controlled by Joey Parsi, a director of the Company (was only a director of the Company when the loan was made). The Company received repayments totaling $452,000 during the nine months ended September 30, 2011. The Company agreed to loan up to $1,000,000 and the entire balance of principal and interest is due on February 1, 2014. The loan is unsecured and bears interest at a rate of 6% per annum. As of September 30, 2011, the balance owed to the Company in principal was $1,110,127 and accrued interest receivable of $33,730. During the three and nine months ended September 30, 2011 interest income was $16,176 and $33,730, respectively.

Additionally, the loan agreement was attached as an exhibit to the amended 8-K.

Promoters and Certain Control Persons, page 21

15.
We note your response to our prior comment 31.  Please delete the statement that you “did not have any promoters at any time since [y]our inception in September 17, 2004” and name Mr. Parsi as a promoter or provide us an analysis explaining why Mr. Parsi is not a promoter as defined by Securities Act Rule 405. Additionally please revise to provide all disclosure required by Item 404(c)(1) of Regulation S-K including the disclosure required by Item 404(c)(1)(ii).

Response: The Company revised its disclosure to delete the statement that the Company did not have any promoters since inception.

Director Independence, page 21

16.
We note your response to our prior comment 23.  With a view to revised disclosure please explain to us why you state that the OTCBB is “now known as the OTCQB” as it appears these may be distinct.  To the extent you used to be quoted on the OTCBB and are now quoted on the OTCQB, please revise accordingly.

Response: The Company revised its disclosure to delete the statement that the OTCBB is “now known as the OTCQB”.

Market Price of and Dividends on Our Common Equity, page 21
Market Information, page 21

17.
Please revise your disclosure to clarify the periods in which you participated in OTCQB versus OTCBB.  In this regard we note the statement that you “have been eligible to participate in the OTCQB since May 24, 2010” and the statement that “[t]he following table sets forth… prices of [y]our common stock as reported by a Quarterly Trade and Quote Summary Report of the OTCBB.”

Response: The Company revised its disclosure as follows:

Our Common Stock traded sporadically on the over-the-counter bulletin board market (OTC:BB) and the OTCQB under the symbol GIGL. Our common stock has traded infrequently on the OTC:BB and OTCQB, which limits our ability to locate accurate high and low bid prices for each quarter within the last two fiscal years. Therefore, the following table lists the available quotations for the high and low bid prices for the fiscal years 2011 and 2010.

18.
We note your response to our prior comment 33.  Please explain to us why the information in the tables on page 22 does not include high and low bid prices for each quarter shown since May 24, 2010.  We note that several publicly available sources show prices for several of the quarters shown blank here.

Response: The Company, who’s market for common equity is not an exchange, included the high and low BID prices in the tables as required by Item 201(a)(1)(iii) of Regulation S-K. The Company acquired the high and low bid information from the 2010 and 2011 Quarterly Trade and Quote Summary Reports received from the OTC Bulletin Board. Other publicly available sources show sale prices and not the BID prices.

Note 1 – Significant Accounting Policies (Revenue Recognition) – page G-7

19.
We note your Giggles N’ Hugs Century City Location incurred material allowances and discounts to revenues in deriving net sales.  While you present the amount associated with your allowance and discounts in your revised MD&A disclosures, the nature of the allowances and discounts as well as the accounting treatment for these items remains unclear.  In this regard, we continue to believe that you should revise your revenue recognition accounting policy to disclose the nature of the allowances and discounts as well as the accounting treatment for these items.  In addition, you should revise your MD&A to discuss the underlying reasons for increases in such accounts.  Please advise.

Response: The Company revised its MD&A to include the following:

The increase in 2011 was mainly due to an increase in coupon redemptions and complimentary meals.

The Company added the following sentence to its revenue recognition accounting policy:

Additionally, revenues are recognized net of any discounts, returns, allowances and sales incentives, including coupon redemptions and complimentary meals.

In connection with the response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact the undersigned at 619-704-1310.

Sincerely,

/S/ Donald J. Stoecklein
Donald J. Stoecklein
Stoecklein Law Group

Cc:	Joey Parsi
Giggles N Hugs, Inc.